SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

April 2005
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

(   ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO HOLDING S.A.
Group and Related Persons	( X ) Board of Directors		( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				3,453,234	0.65382%	0.40949%
Share	Common, nominative, no nominal price and book-entry share				1	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Common, nominative, no nominal price and book-entry share
			fiduciary feature	-	1	-	-
					-	-	-
					-	-	-
					-	-	-
					-	-	-
					-	-	-
					-		-
			Total Purchase	-	1	-	0
Final Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				3,453,234	0.65382%	0.40949%
Share	Common, nominative, no nominal price and book-entry share				2	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( X ) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		3,453,234	0.52866%	0.24511%
Share	Common, nominative, no nominal price and book-entry share		116	0.00002%	0.00001%
Final Balance
Security/ Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		3,453,234	0.52866%	0.24511%
Share	Common, nominative, no nominal price and book-entry share		116	0.00002%	0.00001%

(1)

In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:

The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

April 2005
(    ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( X ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO HOLDING S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		259,927	0.04921%	0.03082%
Share	Common, nominative, no nominal price and book-entry share		-	0.00000%	0.00000%
Final Balance
Security / Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		284,927	0.05395%	0.03379%
Share	Common, nominative, no nominal price and book-entry share		-	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		259,927	0.03979%	0.01845%
Share	Common, nominative, no nominal price and book-entry share		90	0.00001%	0.00001%
Final Balance
Security/ Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		284,927	0.04362%	0.02022%
Share	Common, nominative, no nominal price and book-entry share		90	0.00001%	0.00001%

(1)

In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:

The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 18, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer